COLUMBIA FUNDS VARIABLE SERIES TRUST II

225 FRANKLIN STREET

BOSTON, MA 02110

January 10, 2018

VIA EDGAR

Mr. Frank Buda

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Series Trust II (the “Registrant”) – Variable Portfolio – Eaton Vance

Floating Rate Income Fund

PRE 14A (Preliminary Proxy Statement)

File No. 811-22127

Dear Mr. Buda:

This letter responds to comments received from the staff of the Securities and Exchange Commission on January 3, 2018 for the above-referenced preliminary proxy statement filing. Comments and responses are outlined below.

Comment 1:	Please confirm that the substitution of shares of the Funds for shares of Columbia Variable Portfolio – Government Money Market Fund (the Government MMF) will be consistent with the conditions of the Northwestern National Life Insurance Company No-Action Letter (Pub. Avail. April 10, 1995).

Response:	The affiliated participating insurance companies have confirmed that the substitution of shares of the Fund for shares of the Government MMF will be consistent with the conditions of the Northwestern National Life Insurance Company No-Action Letter.

Comment 2:	Rule 14a-6e(1) requires that all copies of preliminary proxy statements and forms of proxy filed pursuant to Rule 14a-6(a) be clearly marked “Preliminary Copies.” Please ensure that future preliminary proxy statements are clearly marked “Preliminary Copies.”

Response:	We will do so.

Comment 3:	The Proxy Statement states that Contract Owners will receive Class 2 shares of the Government MMF. Please explain supplementally whether the Government MMF offers other share classes and, if so, why Contract Owners will receive only Class 2 shares.

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Response:	The Government MMF offers Class 1, Class 2 and Class 3 shares. The Fund offers Class 1 and Class 2 shares. The Fund’s Class 1 shares are held by other Columbia Funds, which will receive cash proceeds in the liquidating distribution and will invest the cash as deemed appropriate. The Fund’s Class 2 shares are held by contract owners. As a result, only Class 2 shares of the Government MMF will be substituted for shares of the Fund.

Comment 4:	Please consider moving the disclosure in Appendix A into the body of the proxy statement.

Response:	After consideration, we added a description of the Government MMF’s 99.5% investment policy in the body of the Proxy Statement. However, we respectfully decline to move Appendix A into the body of the proxy statement. We believe locating the information about Government MMF in the Appendix enhances clarity for shareholders. We note that Appendix A will be bound with the proxy statement and both will be distributed to shareholders during the solicitation period.

Comment 5:	The following sentence is included under PROXY VOTING AND SHAREHOLDER MEETING INFORMATION – Revocation of Proxies and Voting Instructions: If you intend to vote in person at the Meeting, please call Computershare Fund Services toll free at 800-708-7953 to obtain important information regarding your attendance at the Meeting, including directions. Please include the important information referenced in this section within the Proxy Statement.

Response:	The information that Computershare Fund Services would provide is information included in the Proxy Statement. We will remove the reference to important information.

Comment 6:	The Proxy Statement discloses that 10% of the votes entitled to be cast at the Meeting constitutes quorum. (See PROXY VOTING AND SHAREHOLDER MEETING INFORMATION – Quorum and Methods of Tabulation.) Please provide the basis for this quorum requirement.

Response:	Section 3 of Article V of the Registrant’s Agreement and Declaration of Trust provides that “[e]xcept when a larger quorum is required by law, by the Bylaws or by this Declaration of Trust, 10% of the votes entitled to be cast shall constitute a quorum at a [s]hareholders’ meeting.” In the absence of a specific quorum requirement for a meeting to consider a matter such as the Proposal, the 10% quorum requirement applies.

Comment 7:	The Proxy Statement includes the following under PROXY VOTING AND SHAREHOLDER MEETING INFORMATION– Voting Information:

Separate accounts of Participating Insurance Companies established to fund benefits under variable annuity contracts and/or variable life insurance policies are shareholders of the Fund. The Participating Insurance Companies generally vote the shares of the Fund that are attributable to such separate accounts in accordance with timely instructions received from Contract Owners that have Contract values allocated to such separate accounts invested in shares of the Fund. A Participating Insurance Company may determine what it deems to be timely instructions and, accordingly, may establish cut-off times for submitting voting instructions that are earlier than the date and time of the Meeting.

Please provide supplemental an explanation of the basis for Participating Insurance Companies to determine what they deem to establish cut-off times for submitting voting instructions that are earlier than the date and time of the Meeting.

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Response:	Although we expect that a large portion of the voting instructions will be completed by internet or telephone, shareholders have the opportunity to vote by mail. In order to facilitate mailed-in voting, Participating Insurance Companies may establish cut-off times for submitting voting instructions that are earlier than the date and time of the meeting to allow a reasonable amount of time to assemble, tabulate and transmit votes.

Comment 8:	Item 4(b)(3) of Schedule 14A requires that the Proxy Statement disclose the material features of any contract with a proxy solicitation firm. Please review current disclosure and modify as necessary to comply with this Item.

Response:	Computershare Fund Services will assist in soliciting votes. We will include a description of the material features of the arrangement as well as the anticipated costs of its services, all of which will be borne by Columbia Threadneedle, and not the Fund.

Comment 9:	At the end of the section OTHER INFORMATION – Proxy Statement Delivery, a mailing address is provided for requesting additional copies of the Proxy Statement. Please also provide a telephone number to make the request.

Response:	The section will be modified as follows (new language is underlined):

Proxy Statement Delivery

“Householding” is the term used to describe the practice of delivering one copy of a document to a household of shareholders instead of delivering one copy of a document to each shareholder in the household. Shareholders of the Fund who share a common address and who have not opted out of the householding process should receive a single copy of the Proxy Statement together with one Proxy Card or Voting Instruction Card, as applicable, for each Contract. If you received more than one copy of the Proxy Statement, you may elect to household in the future; if you received a single copy of the Proxy Statement, you may opt out of householding in the future; and you may, in any event, obtain an additional copy of this Proxy Statement by calling 800-708-7953 or writing to the Fund at the following address: 225 Franklin Street, Boston, Massachusetts 02110, Attention: Secretary. Copies of this Proxy Statement and the accompanying Notice of Special Meeting are also available at https://www.proxy-direct.com/col-29492.

Comment 10:	In Appendix A, under the heading “Fees and Expenses of the Fund,” please show current fees and expenses for the Government MMF in the Fee Table.

Response:	The Proxy Statement includes the fee and expense table included in the Government MMF’s current prospectus. The Government MMF has not yet issued audited financial statements for its fiscal year ended December 31, 2017. As a result, we believe disclosing the fee and expense information included in the current prospectus is the most appropriate presentation of that fund’s fee and expenses. Nonetheless we will add disclosure in the preamble to the fee and expense table to the following effect:

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The fund’s annual operating expenses, as presented below, generally are based on expenses incurred during the fund’s fiscal year ended December 31, 2016. No adjustments have been made to reflect any changes, such as changes in the fund’s net assets. For the 6-month period ended June 30, 2017, the fund reported a total gross expense ratio to average net assets of 0.75% for Class 2 shares, 1 basis point higher than the expense ratio set forth in the table below.

We will also add to the Example section, disclosure to the following effect: If the expense ratio reported for the 6-month period ended June 30, 2017 had been assumed, the expense examples would be higher.

We note supplementally that the Fund reported a net expense ratio for Class 2 shares for the 6-month period ending June 30, 2017 of 0.68%.

Comment 11:	Please remove references to the expense cap agreement in the fee and expense table and expense examples in Appendix A since the arrangement will not be in place for a year from the anticipated date of the Proxy Statement.

Response:	The requested change will be made.

Comment 12:	The Proxy Card and Voting Instruction Card includes the address of a website that will include the Proxy Statement and Notice of Special Meeting. Please include this website in the Proxy Statement as well.

Response:	This website address will be included. See the response to Comment 9.

If you have any questions, please contact me at (617) 385-9536.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Chief Legal Officer, Secretary and Senior Vice President
Columbia Funds Variable Series Trust II

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